SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Appraisal Report SP-0126/13-02 COMPANHIA METALÚRGICA PRADA

P-0126/13-02                  1

REPORT:	SP-0126/13-02	BASE DATE:	August 31, 2013

REQUESTING COMPANY:	COMPANHIA SIDERÚRGICA NACIONAL, hereinafter referred to as CSN.

A corporation, with headquarters at Avenida Brigadeiro Faria Lima, nº 3.400, 15º andar (parte), 19º e 20º andares, Itaim Bibi, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 33.042.730/0001-04.

OBJECT:	Net Assets of COMPANHIA METALúRGICA PRADA, hereinafter referred to as PRADA.

A privately-held corporation, with headquarters at Rua Eng. Francisco Pit Brito, nº 138, Santo Amaro, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 56.993.900/0001-31.

PURPOSE:

To determine the value of prada´s net assets (assets and liabilities), for the purpose of their partial spin-off and merger by CSN,  pursuant to Articles 226 and 229 of Law 6404/76 (Brazilian Corporate Law).

P-0126/13-02                2

 Report SP-0126/13-02                  3

1.  INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with headquarters at Rua da Assembleia, nº 35, 12º andar, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 08.681.365/0001-30, was designated by CSN to verify the value of PRADA´s net assets, which will be partially spun-off for the purpose of their merger by CSN, pursuant to Articles 226 and 229 of Law 6404/76 (Corporate Law).

When preparing this report, we used data and information provided by third parties, in the form of documents and oral interviews with the client. The estimates used in this process are based on documents and information, including but not limited to:

▪  Analytical Balance Sheet of PRADA on August 31, 2013.

▪  PRADA´s Bylaws

APSIS has recently appraised the following firms for publicly-held companies for a variety of reasons:

▪  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

▪  BANCO PACTUAL S/A

▪  CIMENTO MAUÁ S/A

▪  ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

▪  ESTÁCIO PARTICIPAÇÕES S/A

▪  GERDAU S/A

▪  HOTÉIS OTHON S/A

▪  L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A

▪  LIGHT SERVIÇOS DE ELETRICIDADE S/A

▪  LOJAS AMERICANAS S/A

▪  MPX ENERGIA S/A

▪  PETRÓLEO BRASILEIRO S/A – PETROBRAS

▪  REPSOL YPF BRASIL S/A

▪  TAM TRANSPORTES AÉREOS MERIDIONAL S/A

▪  ULTRAPAR PARTICIPAÇÕES S/A

The APSIS team responsible for this project comprised the following professionals:

▪  AMILCAR DE CASTRO
Commercial Officer

▪  ANA CRISTINA FRANÇA DE SOUZA
Vice-President
Civil Engineer, Postgraduate  studies in Accounting (CREA/RJ 1991103043)

▪  ANTONIO LUIZ FEIJÓ NICOLAU
Executive Officer

▪  DANIEL GARCIA
Project Manager

▪  ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ-100990/O-1)

▪  LUCILIA NICOLINI
Accountant (CRC/SP-107639/O-6)

▪  LUIZ PAULO CESAR SILVEIRA
Vice-President
Mechanical Engineer, Master in Business Administration (CREA/RJ 1989100165)

▪  MARCIA APARECIDA DE LUCCA CALMON
Technical Officer (CRC/SP-143169/O-4)

▪  MÁRCIA MOREIRA FRAZÃO DA SILVA
Executive Officer (CRC/RJ-106548/O-3)

▪  RENATA POZZATO CARNEIRO MONTEIRO
Vice-President

▪  RICARDO DUARTE CARNEIRO MONTEIRO
Chief Executive Officer
Civil Engineer, Postgraduate studies in Economic Engineering (CREA/RJ 1975102453)

▪  SERGIO FREITAS DE SOUZA
Executive Officer
Economist (CORECON/RJ 23521-0)

P-0126/13-02                  4

2.  PRINCIPALS AND RESERVATIONS

The following information is important and should be read carefully.

This report has been drawn up in strict compliance with the fundamental principles listed below:

▪  The consultants have no direct or indirect interest in the companies involved or in the operation, nor is there any other relevant circumstance that could constitute a conflict of interest.

▪  APSIS’ professional fees have no relation whatsoever to the conclusions of this report.

▪  To the best of the consultants’ knowledge and belief, the analysis, opinions and conclusions expressed in this Report are based on true and accurate data, investigations, research and surveys.

▪  The information received from third parties is deemed to be accurate as its sources are cited in this Report.

▪  For projection purposes, we have assumed there are no liens or encumbrances of any nature, judicial or extra-judicial, on the companies in question, other than those listed in this Report.

▪  This Report presents all the limiting conditions, if any, imposed by the adopted methodologies that may affect the analyses, opinions and conclusions of said Report.

▪  The Report was prepared by APSIS and no one apart from its own consultants was involved in preparing its analyses and corresponding conclusions.

▪  APSIS assumes total responsibility for the appraisal material, including implicit content, for the exercise of its functions, especially that established in laws, codes or internal regulations.

▪  This Report has been drawn up in accordance with the criteria and recommendations established by the Brazilian Standards Bureau (ABNT), the Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards Council (IVSC), as well as requirements imposed by different bodies such as the Accounting Pronouncements Committee (CPC), the Ministry of Finance, the Central Bank, Banco do Brasil, the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance  (SUSEP), Income Tax Regulations (RIR) and the Brazilian Committee of Business Appraisers (CBAN), among others.

▪  The controlling company and management of the companies involved did not direct, limit, place difficulties upon or practice any acts that could have jeopardized access to, as well as the use or knowledge of the information, goods, documents or working methods that were important to the conclusions of this Report.

P-0126/13-02                  5

3.  DISCLAIMER

▪  When preparing this Report, APSIS made use of data and information from historical accounting registers audited by third parties or unaudited, furnished in writing by the company’s management or obtained from cited sources. Consequently, APSIS has assumed that the data and information obtained for this Report is true and consistent and therefore accepts no responsibility in relation to its veracity or otherwise.

▪  The scope of this work does not include auditing the company’s financial statements or reviewing the work of its auditors. Consequently, APSIS is not expressing any opinion on the financial statements of the requesting company.

▪  We accept no responsibility for any losses suffered by the requesting company and its subsidiaries, partners, officers, creditors or other parties, resulting from the use of the data or information supplied by the company and presented in this Report.

▪  Our work was developed exclusively for the use of the requesting company and its partners for the purpose described above.

P-0126/13-02                  6

4.   APPRAISAL METHODOLOGY

Examination of the already mentioned supporting documentation, in order to verify good bookkeeping in line with the legal, regulatory, normative and structural provisions governing the material, in accordance with accounting practices adopted in Brazil.

We examined PRADA’s accounting books and all other necessary documents for the preparation of this Report, which was based on PRADA´s balance sheet on August 31, 2013 (Exhibit 1).

In the opinion of the appraisers, PRADA´s assets and liabilities have been duly recorded.

P-0126/13-02                  7

5.  APPRAISAL OF PRADA’S NET ASSETS

PRADA’s accounting books and all other necessary documents for the preparation of this Report were duly examined.

The appraisers concluded that the value of PRADA’s net assets, which will be partially spun-off for the purpose of their merger by CSN was fourteen million, two hundred seventy thousand, three hundred and forty-one reais and twenty-four centavos (R$14,270,341.24), on August 31, 2013, as shown in the adjacent table:

CIA METALÚRGICA PRADA	PRO FORMA ACCOUNTING STATEMENTS
STATEMENT OF FINANCIAL POSITION (R$)	BALANCES ON 8/31/2013	NET ASSETS TO BE SPUN-OFF	PRO FORMA BALANCES AFTER SPIN-OFF
CURRENT ASSETS	396,805,772.56	19,318,583.92	377,487,188.64
Cash and cash equivalents	9,949,533.25		9,949,533.25
Trade accounts receivable	143,431,395.08	19,306,681.77	124,124,713.31
Securities receivable	37,630,981.17		37,630,981.17
Payable to employees	370,003.95		370,003.95
Advances	4,017.02		4,017.02
Taxes recoverable	7,044,880.58		7,044,880.58
Inventories	197,245,498.37		197,245,498.37
NON-CURRENT ASSETS	360,174,804.06	82,913,358.62	277,261,445.44
LONG-TERM ASSETS	86,949,795.33	27,047,592.62	59,902,202.71
Compulsory loans	203,027.95		203,027.95
Amounts receivable	25,632,580.82		25,632,580.82
Guarantees and deposits	8,248,074.18		8,248,074.18
Securities receivable	25,573,733.40		25,573,733.40
Deferred taxes	315,472.92	70,686.56	244,786.36
Deferred income tax and social contribution	26,976,906.06	26,976,906.06	-
PERMANENT ASSETS	273,225,008.73	55,865,766.00	217,359,242.73
INVESTMENTS	133,733,118.58	55,865,766.00	77,867,352.58
Investment in Usiminas	55,865,766.00	55,865,766.00	-
Goodwill from investments - CBL	138,728,006.25		138,728,006.25
Impairment - CBL	(60,860,653.67)		(60,860,653.67)
PROPERTY, PLANT AND EQUIPMENT	137,855,398.48	-	137,855,398.48
INTANGIBLE ASSETS	1,636,491.67	-	1,636,491.67
TOTAL ASSETS	756,980,576.62	102,231,942.54	654,748,634.08
CURRENT LIABILITITES	309,056,742.39	82,961,601.30	226,095,141.09
Trade accounts payable	266,871,157.82	82,907,903.57	183,963,254.25
Payroll and related charges	11,912,341.88		11,912,341.88
Taxes payable	5,958,245.43		5,958,245.43
Advances	2,809,221.37		2,809,221.37
Accounts payable	1,519,421.74	53,697.73	1,465,724.01
Other liabilities	1,182,929.32		1,182,929.32
Provisions	3,745,294.83		3,745,294.83
Contingent liabilities	15,058,130.00		15,058,130.00
NON-CURRENT LIABILITIES	199,060,018.61	5,000,000.00	194,060,018.61
LONG-TERM LIABILITIES	199,060,018.61	5,000,000.00	194,060,018.61
Advance on future capital increase - CSN	5,000,000.00	5,000,000.00	-
Accounts payable	8,092,591.29		8,092,591.29
Provisions	185,967,427.32		185,967,427.32
SHAREHOLDERS' EQUITY	248,863,815.62	14,270,341.24	234,593,474.38
Capital stock	769,845,140.74	1,000.00	769,844,140.74
Capital reserves	24,378,829.49		24,378,829.49
Comprehensive income	14,269,341.24	14,269,341.24	-
Accrued income/ losses	(559,629,495.85)		(559,629,495.85)
TOTAL LIABILITIES	756,980,576.62	102,231,942.54	654,748,634.08

P-0126/13-02                 8

6.  CONCLUSION

Following the examination of the previously mentioned documents and based on APSIS´s own studies, the appraisers concluded that the value of PRADA’s net assets, which will be partially spun-off for the purpose of their merger by CSN was fourteen million, two hundred seventy thousand, three hundred and forty-one reais and twenty-four centavos (R$14,270,341.24), on August 31, 2013.

Having concluded Report SP-0126/13-02, consisting of nine (9) written pages and two (2) exhibits, APSIS Consultoria e Avaliações Ltda. (CRC/RJ-005112/O-9), a company specializing in the appraisal of goods, legally represented by its executive officers, is available to clarify any doubts that may arise.

São Paulo, September 10, 2013.

P-0126/13-02                  9

MARCIA APARECIDA DE LUCCA CALMON Executive Officer (CRC/SP-143169/O-4)	DANIEL GARCIA Project Manager

P-0126/13-02                 10

7.  EXHIBITS

1.    SUPPORTING DOCUMENTATION

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

P-0126/13-02                  11

EXHIBIT 1
COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 8/31/2013
10000000 ASSETS
11000000 CURRENT ASSETS
11010000 CASH AND CASH EQUIVALENTS
11010200 TRANSACTION ACCOUNTS
11010201	BANCO BRADESCO-TRANSACTION ACCOUNT	4,322.15
11010203	BANCO DO BRASIL RJ-TRANSACTION ACCOUNT	9,055.39
11010208	BANCO ITAÚ-TRANSACTION ACCOUNT	150
11010211	BANCO SAFRA-TRANSACTION ACCOUNT	1,921.84
11010213	CAIXA ECONÔMICA FEDERAL-VR-TRANSACTION ACCOUNT	3,741.76
11010225	BANCO FIBRA-TRANSACTION ACCOUNT	482.66
11010228	BANCO SANTANDER-TRANSACTION ACCOUNT	6,526.96
TOTAL TRANSACTION ACCOUNTS		26,200.76
11010400 BANK RECONCILIATION
11010401	BANCO BRADESCO-RECONCILIATION	1,297.23
11010403	BANCO DO BRASIL RJ-RECONCILIATION	-2,000.00
11010408	BANCO ITAÚ-RECONCILIATION	3,731,435.68
11010428	BANCO SANTANDER-VR-RECONCILIATION	73,731.84
11010470	(-) PROV. BANK GUARANTEE COMMISSION	-87,874.43
TOTAL BANK RECONCILIATION		3,716,590.32
110110 CASH EQUIVALENTS (UP TO 90 D)
11011000 FINANCIAL INVESTMENTS
11011003	THIRD-PARTY FUNDS-DOMESTIC CURRENCY	6,206,742.17
TOTAL CASH EQUIVALENTS (UP TO 90 D)		6,206,742.17
TOTAL CASH EQUIVALENTS (UP TO 90 D)		6,206,742.17
TOTAL CASH AND CASH EQUIVALENTS		9,949,533.25

11050000 TRADE ACCOUNTS RECEIVABLE
11050100 CLIENTS - THIRD-PARTIES
11050101	DOMESTIC CLIENTS	167,391,781.11
11050102	FOREIGN CLIENTS	323,147.60
11050125	CLIENTS - ADJUSTMENTS RECOGNIZED IN PROFIT	-24,618,731.31
TOTAL CLIENTS - THIRD PARTIES		143,096,197.40
11050200 CLIENTS - DOMESTIC SUBSIDIARIES AND AFFILIATES
11050217	TRADE ACCOUNTS RECEIVABLE- CIA. SIDERÚRGICA NACIONAL	19,306,681.77
11050221	TRADE ACCOUNTS RECEIVABLE- CIA METALÚRGICA PRADA	0
11050225	TRADE ACCOUNTS RECEIVABLE- NACIONAL MINÉRIO S/A	12,485.56
11050236	INVESTEES- ADJUSTMENTS RECOGNIZED IN PROFIT	-3,679,471.66
TOTAL CLIENTS - DOMESTIC SUBSIDIARIES		15,639,695.67
11050900 ALLOWANCE FOR DOUBTFUL ACCOUNTS
11050901	ESTIMATED DOUBTFUL ACCOUNT LOSSES	-43,410.38
11050902	ESTIMATED DOUBTFUL ACCOUNT LOSSES - ALLOWANCE	-15,261,087.61
TOTAL ALLOWANCE FOR DOUBTFUL ACCOUNTS		-15,304,497.99
TOTAL TRADE ACCOUNTS RECEIVABLE		143,431,395.08

11100000 OTHER RECEIVABLES
11100100 SECURITIES RECEIVABLE
11100118	OTHER SECURITIES RECEIVABLE	2,072,001.26
11100126	OTHER ACCOUNTS (R)	1,859,542.04
11100153	INTERCOMPANY LOANS - PRINCIPAL C	34,650,211.23
11100154	INTERCOMPANY LOANS - MI CHARGES	4,535,809.73
11100165	IRRF IN DOMESTIC CURRENCY - INVESTEES	800,437.01
11100190	PROV.FOR LOSSES FROM SECURITIES RECEIVABLE	-2,072,001.26
TOTAL SECURITIES RECEIVABLE		41,846,000.01
11100300 CONSIGNMENT
11100302	UNEARNED PROFIT - SALES ON CONSIGNMENT	-4,215,018.84
TOTAL CONSIGNMENT		-4,215,018.84
TOTAL OTHER RECEIVABLES		37,630,981.17

11150000 EMPLOYEE EXPENSES
11150100 EMPLOYEES
11150102	ADVANCES FOR DOMESTIC TRAVELS	3,470.00
11150103	ADVANCES FOR TRAVELS ABROAD	171,084.96
11150107	ADVANCES FOR EXPENSES	6,638.03
11150137	RESTAURANT AND DINING HALL	0.01
11150142	OTHER EMPLOYEE EXPENSES	157,632.21
11150148	BASIC-NEEDS GROCERY PACKAGE	31,178.74
TOTAL EMPLOYEES		370,003.95
TOTAL EMPLOYEE EXPENSES		370,003.95

11200000 DEBT CURRENT ACCOUNTS
11200100 INVESTEES
11200135	C/A CIA. SIDERÚRGICA NACIONAL	11,902.15
TOTAL INVESTEES		11,902.15
11200400 OTHER ACCOUNTS
11200491	OTHER C/C	85,773.59
TOTAL OTHER ACCOUNTS		85,773.59
TOTAL DEBT CURRENT ACCOUNTS		97,675.74

11250000 ADVANCES IN CASH
11250100 TRADE ACCOUNTS PAYABLE
11250101	ADVANCES TO DOMESTIC SUPPLIERS	-527.77
11250102	ADVANCES TO SUPPLIERS ABROAD	4,544.79
TOTAL TRADE ACCOUNTS PAYABLE		4,017.02
TOTAL ADVANCES IN CASH		4,017.02

11350000 OTHER LONG-TERM RECEIVABLES
11350200 RECOVERABLE TAXES
11350201	RECOVERABLE IPI - SHORT TERM	1,773,609.86
11350202	RECOVERABLE ICMS TAX - SHORT TERM	1,478,199.86
11350203	TAXES IN TRANSFER-PREMISES	145,177.63
11350205	IRRF ON SERVICES RENDERED	0
11350206	IRRF ON FINANCIAL OPERATIONS	47,171.23
11350212	RECOVERABLE PIS	333,945.78
11350215	RECOVERABLE COFINS	917,848.31
11350223	IRPJ/IRRF TO OFFSET	113,077.69
11350224	CSLL TO OFFSET	829,287.44
11350227	WITHHOLDING PIS / PASEP	323.09
11350228	WITHHOLDING COFINS	1,491.21
11350229	WITHHOLDING CSLL	0
11350234	ICMS ON BORROWING OF MATERIALS	1,320.00
11350236	ICMS - FIXED ASSETS	198,393.88
11350238	PIS-LAW 10637	0.01
11350243	PIS TO OFFSET	3,714.32
11350244	COFINS TO OFFSET	90,722.30
11350249	ICMS ON IMPORTS	13,807.14
11350257	RECOVERABLE ICMS TAX SUSTITUTION	25.95
TOTAL RECOVERABLE TAXES		5,948,115.70
11350500 CONSIGNMENT - TAXES
11350501	TAXES ON CONSIGNMENT	1,096,764.88
TOTAL CONSIGNMENT - TAXES		1,096,764.88
TOTAL OTHER LONG-TERM RECEIVABLES		7,044,880.58

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 8/31/2013
11400000 INVENTORIES
11400100 FINISHED PRODUCTS
11400101	FINISHED PRODUCTS	39,235,107.95
11400106	INVENTORIES ADJUSTMENT RECOGNIZED IN REVENUE	19,226,986.52
TOTAL FINISHED PRODUCTS		58,462,094.47
11400200 INVENTORY TRANSFER
11400201	INVENTORY TRANSFER	353,923.82
TOTAL INVENTORY TRANSFER		353,923.82
11400300 PRODUCTS FOR SALE
11400301	MATERIAL FOR RESALE	2,238,677.55
TOTAL PRODUCTS FOR SALE		2,238,677.55
11400400 PRODUCTS IN PROCESS
11400401	PROD. AND SERVICES IN PROCESS	25,060,212.58
11400402	PROD. AND SERVICES IN PROCESS - WIP	1,763,426.08
11400499	PROD. AND SERVICES IN PROCESS - ANALYSIS	0
TOTAL PRODUCTS IN PROCESS		26,823,638.66
11400600 RAW MATERIAL
11400601	OTHER RAW MATERIAL	95,585,722.82
11400607	STEEL SCRAP	46,106.83
TOTAL RAW MATERIAL		95,631,829.65
11400700 STOREROOMS
11400701	STOREROOMS	9,559,879.86
11400702	PRODUCTION INPUTS AND SUPPLIES	431,479.65
11400703	FUEL GASES AND LUBRICANTS	55,634.18
11400704	PACKAGE MATERIAL	151,172.35
11400705	OTHER MAINTENANCE AND CONSUMPTION MATERIALS	7,816,193.19
11400790	INVENTORIES IN PROGRESS TRANSFERRED TO PP&E	-1,971,035.51
TOTAL STOREROOMS		16,043,323.72
11401000 IMPORTS IN PROGRESS
11401018	IMPORTS IN PROGRESS	206,541.56
TOTAL IMPORTS IN PROGRESS		206,541.56
11401100 THIRD-PARTY MATERIAL IN COMPANY'S POSSESSION
11401103	INCORP. SERV. - THIRD-PARTY MATERIALS	271,509.36
TOTAL THIRD-PARTY MATERIAL IN COMPANY'S POSSESSION		271,509.36
11401300 PROVISION FOR INVENTORY LOSS
11401301	(-)PROVISION FOR INVENTORY LOSS	-2,786,040.42
TOTAL PROVISION FOR INVENTORY LOSS		-2,786,040.42
TOTAL INVENTORIES		197,245,498.37

11500000 PREPAID EXPENSES
11500100 PREPAID EXPENSES
11500101	TAXES AND FEES	581,983.70
11500122	MEAL VOUCHER	0
11500123	TRANSPORTATION VOUCHER	0
11500135	PREPAID EXPENSES - USE OF LICENSE	449,803.70
TOTAL PREPAID EXPENSES		1,031,787.40
TOTAL PREPAID EXPENSES		1,031,787.40

TOTAL CURRENT ASSETS		396,805,772.56

12000000 LONG-TERM RECEIVABLES
12010000 OBLIGATIONS, RESERVE REQUIREMENT FUNDS
12010100 RESERVE REQUIREMENTS
12010101	ELETROBRAS	993,215.68
12010102	PROVISION FOR LOSS- ELETROBRAS	-790,187.73
TOTAL RESERVE REQUIREMENTS		203,027.95
TOTAL OBLIGATIONS, RESERVE REQUIREMENT FUNDS		203,027.95

12200000 AMOUNTS RECEIVABLE - LONG TERM
12200200 ADVANCES FOR FUTURE CAPITAL INCREASE
12200220	ADVANCES FOR FUTURE CAPITAL INCREASE - CBL	25,436,182.67
TOTAL ADVANCES FOR FUTURE CAPITAL INCREASE		25,436,182.67
12200700 GOODS IN POSSESSION OF THIRD-PARTIES/SUBSIDIARIES
12200702	GOODS IN LOAN FOR USE AGREEMENT WITH CSN	196,398.15
TOTAL GOODS IN POSSESSION OF THIRD-PARTIES/SUBSIDIARIES		196,398.15
TOTAL TRADE ACCOUNTS RECEIVABLE - LONG TERM		25,632,580.82

12250000 SECURITY AND DEPOSITS
12250100 JUDICIAL AND ADMINISTRATIVE
12250301	JUDICIAL DEPOSITS - LABOR	6,367,465.39
12250302	JUDICIAL DEPOSITS - TAX	1,666,593.45
12250303	JUDICIAL DEPOSITS - CIVIL	145,148.98
12250304	JUDICIAL DEPOSITS- ENVIRONMENTAL	68,866.36
TOTAL JUDICIAL AND ADMINISTRATIVE		8,248,074.18
TOTAL SECURITY AND DEPOSITS		8,248,074.18

12350000 SECURITIES RECEIVABLE
12350100 SECURITIES RECEIVABLE
12350112	PROVISION FOR LOSS FROM SECURITIES RECEIVABLE FROM CBL	-4,999,982.40
12350153	INTERCOMPANY LOAN	30,573,715.80
TOTAL SECURITIES RECEIVABLE		25,573,733.40

12360000 OTHER INVESTMENTS
12360100 OTHER INVESTMENTS
12360101	INVESTMENTS FOR SALE	145,595.25
12360190	PROVISION FOR LOSS IN INVESTMENTS FOR SALE	-145,595.25
TOTAL OTHER INVESTMENTS		0

12400000 OTHER RECEIVABLES
12400300 TAXES, CONTRIB. AND FEES TO OFFSET
12400313	FIXED ASSET ICMS - INAL	298,112.66
12400314	PIS ON FIXED ASSET ACQUISITION	4,256.80
12400315	COFINS ON FIXED ASSET ACQUISITION	13,103.46
TOTAL TAXES, CONTRIB. AND FEES TO OFFSET		315,472.92
TOTAL OTHER RECEIVABLES		315,472.92

12470000 DEFERRED IRPJ (LONG TERM)
12470100 DEFERRED IRPJ (LONG TERM)
12470101	DEFERRED IRPJ (LONG TERM)	104,769,225.32
12470103	IRPJ-CVM INSTR. 349/01	6,560,127.30
12470104	(-)FISCAL ASSET IR-CVM INSTR. 349/01	-6,560,127.30
12470110	IRPJ - DEFERRED LIABILITIES (-)	-5,457,341.00
12470111	IRPJ-DEFERRED ASSETS - CONTRA ACCOUNT (-)	-79,475,923.98
TOTAL DEFERRED IRPJ (LONG TERM)		19,835,960.34
12480000 DEFERRED CSLL (LONG TERM)
12480100 DEFERRED CSLL (LONG TERM)
12480101	DEFERRED CSLL (LONG TERM)	40,642,781.92
12480103	CSLL- CVM INSTR. 349/01	2,361,645.84
12480104	(-)FISCAL ASSETS CSLL-CVM INSTR. 349/01	-2,361,645.84
12480110	CSLL - DEFERRED LIABILITIES (-)	-1,964,642.76
12480111	CSLL-DEFERRED ASSETS - CONTRA ACCOUNT (-)	-31,537,193.44
TOTAL DEFERRED CSLL (LONG TERM)		7,140,945.72

TOTAL LONG TERM RECEIVABLES		86,949,795.33

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 8/31/2013
13000000 PERMANENT ASSETS
13010000 INVESTMENTS
13010100 STATED AT EQUITY METHOD
13010199	INVESTMENT - GOODWILL ON CBL	138,728,006.25
TOTAL STATED AT EQUITY METHOD		138,728,006.25
13010400 PROVISION FOR INVESTMENT LOSSES
13010434	(-) IMPAIRMENT - CBL	-60,860,653.67
TOTAL PROVISION FOR INVESTMENT LOSSES		-60,860,653.67
13011000 STATED AT ACQUISITION COST
13011005	CIA TELEFONICA BRASILEIRA	742.54
13011007	UNIÃO DE BANCOS BRASILEIROS S/A	5,516.53
13011020	PROVISION FOR LOSS - STATED AT ACQUISITION COST	-6,259.07
13011022	USIMINAS	135,417,509.00
13011023	USIMINAS - INVESTMENT ADJUSTMENT	-79,551,743.00
TOTAL STATED AT ACQUISITION COST		55,865,766.00
TOTAL INVESTMENTS		133,733,118.58

13050000 PROPERTY, PLANT AND EQUIPMENT
13050100 OPERATING ASSETS
13050101	FURNITURE AND FIXTURES	3,488,204.93
13050102	EQUIPMENT AND PREMISES	101,746,805.05
13050103	BUILDINGS	76,936,917.37
13050104	VEHICLES	162,297.71
13050105	HARDWARE	6,286,950.65
13050107	SUPPORT LAND	13,159,486.29
13050112	PROVISION FOR PP&E WRITTEN OFF	-3,756,721.56
13050113	LEASEHOLD IMPROVEMENT	1,335,666.35
13050115	STOREROOM - SPARE PARTS	833,648.87
13050116	INDUSTRIAL LAND	153,022.40
13050118	STOREROOM - SPARE PARTS PL-34	216,771.34
13050190	INVENTORIES IN PROGRESS - CURRENT MOVEMENT	1,971,035.51
TOTAL OPERATING ASSETS		202,534,084.91
13050200 PROPERTY, PLANT AND EQUIPMENT AMORTIZATION
13050201	(-) ACCUMULATED DEPRECIATION ON FURNITURE AND FIXTURES	-2,599,430.52
13050202	(-) ACCUMULATED DEPRECIATION ON EQUIPMENT AND PREMISES	-39,462,039.69
13050203	(-) ACCUMULATED DEPRECIATION ON BUILDINGS	-16,246,577.07
13050204	(-) ACCUMULATED DEPRECIATION ON VEHICLES	-121,464.38
13050205	(-) ACCUMULATED DEPRECIATION ON HARDWARE	-5,466,277.53
13050213	(-) ACCUMULATED DEPRECIATION ON LEASEHOLD IMPROVEMENTS	-1,314,528.05
TOTAL PROPERTY, PLANT AND EQUIPMENT AMORTIZATION		-65,210,317.24
13050300 CURRENT WORKS
13050301	CONSTRUCTION IN PROGRESS	219.7
13050306	PROPERTY, PLANT AND EQUIPMENT EXPENSES NOT RECOGNIZED	764,298.84
TOTAL CURRENT WORKS		764,518.54
13050700 IMPORTS IN PROGRESS - PROPERTY, PLANT AND EQUIPMENT
13050701	IMPORTS IN PROGRESS - PROPERTY, PLANT AND EQUIPMENT	-232,887.73
TOTAL IMPORTS IN PROGRESS - PROPERTY, PLANT AND EQUIPMENT		-232,887.73
TOTAL PROPERTY, PLANT AND EQUIPMENT		137,855,398.48

13090000 INTANGIBLE ASSETS
13090200 INTANGIBLE ASSETS IN AMORTIZATION
13090201	SOFTWARE	1,784,850.46
TOTAL INTANGIBLE ASSETS IN AMORTIZATION		1,784,850.46
13090300 ACCUMULATED AMORTIZATION
13090301	(-) A.A. SOFTWARE	-148,358.79
TOTAL ACCUMULATED AMORTIZATION		-148,358.79
13090400 GOODWILL ON MERGER
13090404	GOODWILL ON MERGER - PRADA	87,876,946.46
13090407	GOODWILL ON MERGER. - ONOMATOPEIA	11,243,691.10
13090498	TAX INCENTIVE- CVM INSTR. 349/01	-32,717,013.98
13090499	PROVISION FOR CVM INSTRUCTION 349/01	-63,509,497.74
TOTAL GOODWILL ON MERGER		2,894,125.84
13090500 GOODWILL AMORTIZATION ON MERGER
13090506	GOODWILL AMORTIZATION ON MERGER - PRADA	-1,464,615.77
13090508	GOODWILL AMORTIZATION ON MERGER - ONOMATOPEIA	-1,429,510.07
TOTAL GOODWILL AMORTIZATION ON MERGER		-2,894,125.84
TOTAL INTANGIBLE ASSETS		1,636,491.67

TOTAL PERMANENT ASSETS		273,225,008.73

TOTAL ASSETS		756,980,576.62

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 08/31/2013
20000000 LIABILITIES
21000000 CURRENT LIABILITIES
21150000 TRADE ACCOUNTS PAYABLE
21150100 TRADE ACCOUNTS PAYABLE - THIRD PARTIES
21150101	DOMESTIC SUPPLIERS	-8,968,534.47
21150102	FOREIGN SUPPLIERS	-43,726.09
21150103	ACCOUNTS PAYABLE TO EMPLOYEES	-96,735.01
21150104	TAXES	-47,809.65
21150105	ENTITIES	-7,017.00
21150106	FINANCIAL INSTITUTIONS	-36,899.40
TOTAL TRADE ACCOUNTS PAYABLE - THIRD PARTIES		-9,200,721.62
21150200 TRADE ACCOUNTS PAYABLE - INVESTEES
21150201	SUPPLIER CSN CIMENTOS	-2,711.67
21150203	SUPPLIER MRS LOGISTICA S/A	-13,431.66
21150209	SUPPLIER CIA.SIDERÚRGICA NACIONAL	-255,131,762.31
21150244	SUPPLIER RIMET	-39,506.37
TOTAL TRADE ACCOUNTS PAYABLE - INVESTEES		-255,187,412.01
21159900 OFFSET
21159998	INCOME TAX PAYMENT OFFSET - SERVICES	-1,122,602.67
21159999	INCOME TAX PAYMENT OFFSET - PRODUCTS	-1,360,421.52
TOTAL OFFSET		-2,483,024.19
TOTAL TRADE ACCOUNTS PAYABLE		-266,871,157.82

21200000 PAYROLL, FEES AND RELATED CHARGES
21200100 PAYROLL
21200108	PAYROLL PAYABLE	-35,378.90
21200109	PROVIVION FOR VACATION PAY	-6,582,270.18
21200110	PROVISION - DISCOUNTS IN VACATION PAY	-81,227.70
21200111	PROVISION FOR CHRISTMAS BONUS	-2,646,329.13
21200112	ADVANCES FOR CHRISTMAS BONUS	65,977.01
TOTAL PAYROLL		-9,279,228.90
21200300 SOCIAL CONTRIBUTION PAYABLE
21200314	WITHHOLDING INSS - LAW 9711	-61,059.13
21200316	INSS SERVICE RENDERING-CO-OPERATIVE-LAW	-8,276.59
21200317	INSS SELF-EMPLOYED INDIVIDUALS-SUPLEMENTARY LAW 84/96	-5,556.03
21200319	FGTS PAYABLE - SHORT TERM	-313,436.57
21200321	TRADE UNION CONTRIBUTIONS - EMPLOYEES - SHORT TERM	-624.49
21200323	SENAI - SHORT TERM	-44,676.79
21200324	SESI - SHORT TERM	-56,116.06
21200325	WORKPLACE ACCIDENT INSURANCE-SAT	-116,186.20
21200326	INSS - COMPANY - SHORT TERM	-799,014.23
21200327	INSS - TRANSFER TO EMPLOYEE - SHORT TERM	-328,941.67
21200328	SOCIAL SECURITY ACCIDENT FACTOR	-899,225.22
TOTAL SOCIAL CONTRIBUTION PAYABLE		-2,633,112.98
TOTAL PAYROLL, FEES AND RELATED CHARGES		-11,912,341.88

21300000 TAXES PAYABLE
21300100 TAXES PAYABLE
21300101	IPI - INDUSTRIALIZED PRODUCTS TAXES PAYABLE	-1,614,198.87
21300102	CSLL, COFINS AND PIS - WITHHOLDING TAX	-8,291.43
21300104	IRRF - SERVICES RENDERED	-5,074.47
21300108	ICMS PAYABLE	-7,774,410.21
21300109	ICMS -LAW 1423/89 - RATE DIFFERENTIAL	-2,991.99
21300110	ISS PAYABLE - SHORT TERM	-2,988.04
21300112	ICMS - TAX SUBSTITUTION	-23,784.49
21300113	PIS PAYABLE - SHORT TERM	-623,096.85
21300115	COFINS PAYABLE - SHORT TERM	-2,846,401.85
21300126	ISS WITHHELD FROM THIRD PARTIES - ARAUCÁRIA	-133.78
21300127	ISS WITHHELD FROM THIRD PARTIES - SÃO PAULO	-18,370.33
21300129	ISS WITHHELD FROM THIRD PARTIES - INAL PIRACICA	-679.37
21300131	ISS WITHHELD FROM THIRD PARTIES - INAL MOGI DAS	-2,743.01
21300133	ISS WITHHELD FROM THIRD PARTIES - INAL DUQUE DE	-210.76
21300134	ISS WITHHELD FROM THIRD PARTIES - INAL RECIFE	-1,465.88
21300135	ISS WITHHELD FROM THIRD PARTIES - INAL CONTAGEM	-23.8
21300137	ICMS - TAX SUBSTITUTION	-9,285.66
21300142	TAXES - ADJUSTMENTS FROM RECOGNITION OF REVENUE	7,531,993.89
21300143	ISS WITHHELD FROM THIRD PARTIES - INAL JUIZ DE	-766.82
21300150	ISS WITHHELD FROM THIRD PARTIES - UBERLÂN	-8,641.14
21300151	ISS WITHHELD FROM THIRD PARTIES - PELOTAS	-13,580.03
21300155	ISS WITHHELD FROM THIRD PARTIES - BEBEDOU	-290.58
21300157	IRRF-EMPLOYEES	-248,416.85
21300161	ISS WITHHELD FROM THIRD PARTIES - MAUÁ	-34.3
TOTAL TAXES PAYABLE		-5,673,886.62
21300200 LIABILITIES AND TAXES IN INSTALLMENTS
21300214	INSTALLMENT PAYMENT - LAW 11941/09	-284,358.81
TOTAL LIABILITIES AND TAXES IN INSTALLMENTS		-284,358.81
TOTAL TAXES PAYABLE		-5,958,245.43

21350000 ADVANCES
21350100 ADVANCES FROM THIRD PARTY CLIENTS
21350101	ADVANCES FROM CLIENTS	-2,809,221.37
TOTAL ADVANCES FROM THIRD PARTY CLIENTS		-2,809,221.37
TOTAL AVANCES		-2,809,221.37

21400000 PAYABLES
21400100 CURRENT ACCOUNTS-INVESTEES
21400113	C/C CSN	-53,625.73
TOTAL CURRENT ACCOUNTS-INVESTEES		-53,625.73
21400200 CURRENT ACCOUNTS - INVESTOR
21400201	C/C CSN	-72
TOTAL CURRENT ACCOUNTS - INVESTOR		-72
21400400 OTHER ACCOUNTS
21400410	ACCOUNTS PAYABLE	-294,313.42
21400440	PERSONAL DEVEL. FUND - AC. SESI	-157,579.05
21400441	PERSONAL DEVEL. FUND - SENAI	-1,079.97
21400442	PIS-SOCIAL INTEGRATION PROGRAM	0
21400443	FNDE-TRANSFER TO EMPLOYEES	-97,036.80
21400445	GROUP LIFE INSURANCE	-104,289.60
21400448	HEALTHCARE PLAN	0
21400451	VIDALINK DRUGSTORE	-24,378.49
21400452	TRADE UNION MONTHLY PAYMENT	-22,775.62
TOTAL OTHER ACCOUNTS		-701,452.95
21400600 CONSIGNATION
21400601	AMOUNTS TO BE WRITTEN OFF - CONSIGNED PRODUCTS	-764,271.06
TOTAL CONSIGNATION		-764,271.06
TOTAL ACCOUNTS PAYABLE		-1,519,421.74

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 08/31/2013
21450000 OTHER LIABILITIES
21450300 EMPLOYEE PROFIT SHARING
21450303	EMPLOYEE PROFIT SHARING	-1,182,929.32
TOTAL EMPLOYEE PROFIT SHARING		-1,182,929.32
TOTAL OTHER LIABILITIES		-1,182,929.32

21500000 PROVISIONS
21500400 RENOVATIONS AND MAINTENANCES
21500403	PROVISION FOR CONSUMABLES AND SERVICES	-523,330.09
TOTAL RENOVATIONS AND MAINTENANCES		-523,330.09
21500500 OTHER PROVISIONS
21500506	PROVISION FOR SERVICES RENDERED	-27,274.36
21500511	FREIGHT PROVISIONS	-3,194,690.38
TOTAL OTHER PROVISIONS		-3,221,964.74
TOTAL PROVISIONS		-3,745,294.83

21510000 CONTINGENT LIABILITIES - SHORT TERM
21510200 PROVISIONS FOR CONTINGENCIES
21510201	LABOR	-10,064,076.37
21510202	CIVIL	-4,994,053.63
TOTAL PROVISIONS - FOR CONTINGENCIES		-15,058,130.00
TOTAL CONTINGENT LIABILITIES - SHORT TERM		-15,058,130.00

TOTAL CURRENT LIABILITIES		-309,056,742.39

22000000 LONG-TERM LIABILITIES
22060000 CURRENT ACCOUNTS / LOANS
22060300 ADVANCES FOR FUTURE CAPITAL INCREASE
22060301	ADV. FOR FUTURE CAPITAL INCREASE - CSN	-5,000,000.00
TOTAL ADVANCES FOR FUTURE CAPITAL INCREASE		-5,000,000.00
TOTAL CURRENT ACCOUNTS / LOANS		-5,000,000.00

22100000 PAYABLES
22100100 TAXES
22100117	DEFERRED ICMS - TAX INCENTIVES	-2,038,248.03
TOTAL TAXES		-2,038,248.03
22100200 LIABILITIES AND TAXES IN INSTALLMENT
22100215	INSTALLMENT PAYMENT - LAW 11.941/09	-3,626,343.26
TOTAL LIABILITIES AND TAXES IN INSTALLMENT		-3,626,343.26
22100300 PAYABLES
22100307	ACCOUNTS PAYABLE	-2,428,000.00
TOTAL ACCOUNTS PAYABLE		-2,428,000.00
TOTAL ACCOUNTS PAYABLE		-8,092,591.29

22200000 PROVISIONS
22200300 PROVISION FOR LOSSES FROM INVESTMENTS
22200346	PLI - CBL	-185,967,427.32
TOTAL PROVISION FOR LOSSES FROM INVESTMENTS		-185,967,427.32
TOTAL PROVISIONS		-185,967,427.32

TOTAL LONG-TERM LIABILITIES		-199,060,018.61

2423 EQUITY AND NON-CONTROLLING INTEREST
24 EQUITY
24010000 CAPITAL STOCK
24010100 PAID-IN SHARES
24010101	COMMON SHARES	-769,845,140.74
TOTAL PAID-IN SHARES		-769,845,140.74
TOTAL CAPITAL STOCK		-769,845,140.74
24050000 RESERVES
24050100 CAPITAL STOCK
24050108	SPECIAL GOODWILL RESERVE ON MERGER	-24,367,448.72
TOTAL CAPITAL RESERVES		-24,367,448.72
24050300 PROFIT
24050305	PROFIT RETENTION	-11,380.77
TOTAL PROFIT RESERVE		-11,380.77
TOTAL RESERVES		-24,378,829.49
240800 COMPREHENSIVE INCOME
24081600 GAINS AND LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS
24081602	GAINS AND LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS-USIMINAS	-21,620,214.00
24081690	DEFERRED SOCIAL CONTRIBUTION	1,945,819.26
24081695	DEFERRED INCOME TAX	5,405,053.50
TOTAL LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS		-14,269,341.24
TOTAL COMPREHENSIVE INCOME		-14,269,341.24
24100000 RETAINED EARNINGS OR ACCUMULATED LOSSES
24100100 FROM PRIOR YEARS
24100101	RETAINED EARNINGS/ ACCUMULATED LOSSES	535,114,598.43
TOTAL PRIOR-YEAR RETAINED EARNINGS/ ACCUMULATED LOSSES		535,114,598.43
24100300 CURRENT YEAR
24100301 LOSSES FOR THE YEAR		24,514,897.42
TOTAL RETAINED EARNINGS OR ACCUMULATED LOSSES		559,629,495.85
TOTAL EQUITY		-248,863,815.62

TOTAL EQUITY AND NON-CONTROLLING INTEREST		-248,863,815.62

TOTAL LIABILITIES		-756,980,576.62

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 8/31/2013
30000000 PROFIT/LOSS FOR THE YEAR
3RAIRCS PROFIT/LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION
3RO OPERATING RESULT
3LB GROSS PROFIT
31000000 GROSS REVENUE FROM SALES
31010000 DOMESTIC SALES
31010100 PRODUCT SALES
31010101	STEEL PRODUCTS	-937,868,309.92
31010103	STEEL PRODUCTS - REVENUE RECOGNITION	18,989,581.17
TOTAL PRODUCT SALES		-918,878,728.75
31010200 SUB-PRODUCT SALES
31010201	SUB-PRODUCTS	-2,355.40
TOTAL SUB-PRODUCT SALES		-2,355.40
31010500 SERVICE SALES
31010501	SERVICE SALES	-5,270,043.16
TOTAL SERVICE SALES		-5,270,043.16
31010900 PRODUCTS FOR SALE
31010901	MAT. FOR RESALE	-11,510,420.88
TOTAL PRODUCTS FOR SALE		-11,510,420.88
TOTAL DOMESTIC SALES		-935,661,548.19
TOTAL GROSS REVENUE FROM SALES		-935,661,548.19
32000000 DEDUCTIONS FROM GROSS REVENUE
32010000 DEDUCTIONS FROM GROSS REVENUE - DOMESTIC MARKET
32010100 TAXES ON SALES
32010101	IPI	42,611,562.59
32010102	ICMS	134,452,906.86
32010106	ICMS - TAX OUTSOURCING	102,615.18
32010107	IPI - REVENUE RECOGNITION	-907,761.17
32010108	ICMS - REVENUE RECOGNITION	-2,414,294.20
TOTAL TAXES ON SALES		173,845,029.26
32010200 CONTRIBUTIONS ON SALES
32010201	PIS	15,075,666.66
32010202	COFINS	69,440,865.12
32010203	PIS - REVENUE RECOGNITION	-298,350.15
32010204	COFINS - REVENUE RECOGNITION	-1,374,218.32
TOTAL CONTRIBUTIONS ON SALES		82,843,963.31
32010300 CANCELLED SALES
32010301	CANCELLED SALES - DM	2,774,419.83
TOTAL CANCELLED SALES		2,774,419.83
32010400 REBATES
32010401	REBATES ON SALES - DM	491,803.92
TOTAL REBATES		491,803.92
TOTAL DEDUCTIONS FROM GROSS REVENUE - DOMESTIC MARKET		259,955,216.32
TOTAL DEDUCTIONS FROM GROSS REVENUE		259,955,216.32
3RL NET REVENUE		-675,706,331.87
41 COST OF GOODS SOLD AND SERVICES RENDERED
41000000 COST OF GOODS SOLD AND SERVICES RENDERED
41010000 DOMESTIC MARKET COST
41010100 COST OF STEEL PRODUCTS
41010101	STEEL PRODUCTS	625,122,150.54
TOTAL COST OF STEEL PRODUCTS		625,122,150.54
41010500 COST OF SERVICES RENDERED
41010501	SERVICES RENDERED	2,940,978.72
TOTAL COST OF SERVICES RENDERED		2,940,978.72
41010900 PRODUCTS FOR SALE
41010901	MAT. FOR RESALE	10,916,912.15
TOTAL PRODUCTS FOR SALE		10,916,912.15
TOTAL DOMESTIC MARKET COST		638,980,041.41
TOTAL OF GOODS SOLD AND SERVICES RENDERED		638,980,041.41
4100000B EXPENSES IN THE PERIOD
41999999 DISTRIBUTION AND PORT EXPENSES
42010104	MRS - RAILWAY TRANSPORT FOR THE COMPANY	441,687.24
TOTAL DISTRIBUTION AND PORT EXPENSES		441,687.24
410603 COST VARIATIONS
42060300 STOREROOM PRICE DIFFERENCES /PM
42060301	STOREROOM PRICE DIFFERENCES	29,933,923.60
42060302	STOREROOM MATERIAL LEDGER DIFFERENCES	-29,419,817.74
42060303	STOREROOM LOWER LEVEL PRICE DIFFERENCES	-29,087.68
42060304	STROREROOM STANDARD REVISION DIFFERENCE	2,260,486.78
42060305	INVENTORY TRANSFER DIFFERENCE	1,863,135.61
42060309	STOREROOM VARIATION - SCRAP	186,587.29
42060391	WIP PRICE DIFFERENCES - SERVICES	-193,094.04
42060392	WIP PRICE DIFFERENCES - MATERIALS	92,464.96
TOTAL STORERROM PRICE DIFFERENCES/PM		4,694,598.78
42060310 PROCESSING PRODUCT PRICE DIFFERENCES
41090319	PROCESSING COST VARIATIONS	-157,058.42
42060311	PROCESSING PRODUCT PRICE DIFFERENCES	-40,191,824.83
42060312	PROCESSING PROD. MAT. LEDGER DIF.	54,478,035.25
42060313	PROC. PROD. LOWER LEVEL PRICE DIF.	7,152.97
42060314	PROC. PROD. STANDARD REVISION DIF.	-1,058,492.77
42060315	INVENTORY TRANSFER DIFFERENCE	-4,054,640.93
42060319	PROCESSING PRODUCT VARIATION - SCRAP	11,745.50
42060333	LOWER LEVEL PRICE DIF. - THIRD PARTIES (PR	-10,671,037.90
42060351	PRICE DIF. - STROREROOM (PRD)	-37,424.32
42060354	MATERIAL LEDGER DIF. - STOREROOM (PR	-16,863.49
TOTAL PROCESSING PROD.PRICE DIF.		-1,690,408.94
42060320 FINISHED PROD. PRICE DIFFERENCES
41090329	FINISHED PRODUCT COST VARIATIONS	1,289,401.04
42060321	FINISHED PRODUCT PRICE DIFFERENCES	-69,989,432.50
42060322	FINISHED PRODUCT MATERIAL LEDGER DIFFERENCES	29,071,528.79
42060323	FINISHED PRODUCT LOWER LEVEL PRICE DIFFERENCES	-41,236.67
42060324	FINISHED PRODUCT STANDARD REVISION DIF.	32,287,143.93
42060325	INVENTORY TRANSFER DIFFERENCES	7,801,537.76
42060329	FINISHED PRODUCT VARIATION - SCRAP	1,803,717.17
TOTAL FINISHED PRODUCT PRICE DIFFERENCES		2,222,659.52

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 8/31/2013
42060340 SUB-PRODUCT PRICE DIFFERENCES
42060341	SUB-PRODUCT PRICE DIF. (PRD)	-5.09
42060342	MATERIAL LEDGER DIF. - SUBPRODUCTS (PRY	-161,608.52
42060343	LOWER LEVEL PRICE DIF. - SUBPRODUCTS P	0.04
TOTAL SUB-PRODUCT PRICE DIFFERENCES		-161,613.57
TOTAL COST VARIATIONS		5,065,235.79
41090000 INVENTORY ADJUSTMENTS
41010198	UNDER INCORPORATION	-9,710,117.84
41090101	INVENTORY ADJUSTMENT	501,557.73
TOTAL INVENTORY ADJUSTMENTS		-9,208,560.11
TOTAL EXPENSES IN THE PERIOD		-3,701,637.08
TOTAL COST OF GOODS SOLD AND SERVICES RENDERED		635,278,404.33
TOTAL GROSS PROFIT		-40,427,927.54
4DROP OPERATING EXPENSES/INCOME
42010000 SELLING EXPENSES
42010100 DISTRIBUTION C0ST
42010101	FREIGHT - HIGHWAY - DOMESTIC MARKET	26,833,924.26
TOTAL DISTRIBUTION COST		26,833,924.26
42010200 PROV. FOR DOUBTFUL ACCOUNTS
42010201	PROV. FOR DOUBTFUL ACCOUNTS - PDA	429,578.64
42010202	ABSORPTION OF AMOUNTS	575.92
42010203	UNRECEIVED CREDITS	1,951.56
TOTAL PROV. FOR DOUBTFUL ACCOUNTS		432,106.12
42010300 PRIMARY COSTS - SALES
42010302	PAYROLL AND LABOR CHARGES	7,247,237.14
42010303	DEPREC. AND AMORT.	656,780.95
42010306	PRIMARY COSTS - SALES	2,470,257.79
42010307	SOCIAL SECURITY - INSS	1,310,443.59
42010308	BENEFITS	589,285.06
42010309	GOVERNMENT SEVERANCE INDEMNITY FUND FOR EMPLOYEES - FGTS	442,156.79
42010311	EMPLOYEES' PROFIT SHARING	611,568.75
TOTAL PRIMARY COSTS - SALES		13,327,730.07
42010400 OTHER SELLING EXPENSES
42010402	ADVERTISING	58,129.65
TOTAL OTHER SELLING EXPENSES		58,129.65
TOTAL SELLING EXPENSES		40,651,890.10
42020000 GENERAL AND ADMINISTRATIVE EXPENSES
42020100 ADMINISTRATIVE EXPENSES
42020101	G.A. EXPENSES - PRIMARY COSTS	104,911.54
42020102	MANAGEMENT FEES	385,680.30
42020103	PAYROLL AND LABOR CHARGES	5,501,261.37
42020104	DEPREC. AND AMORT.	695,581.19
42020105	SERVICES	4,403,177.48
42020106	DOMESTIC TRAVEL EXPENSES	106,812.55
42020108	PRIMARY COSTS - OTHER COMPANIES	4,661,649.07
42020109	SOCIAL SECURITY - INSS	1,008,783.46
42020110	BENEFITS	518,846.74
42020111	GOVERNMENT SEVERANCE INDEMNITY FUND FOR EMPLOYEES -FGTS	393,466.38
TOTAL ADMINISTRATIVE EXPENSES		17,780,170.08
42020200 OTHER ADMINISTRATIVE EXPENSES
46010101	EMPLOYEES' PROFIT SHARING	906,150.35
TOTAL OTHER ADMINISTRATIVE EXPENSES		906,150.35
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		18,686,320.43
4ODROP OTHER OPERATING EXPENSES/INCOME
42060000 OTHER OPERATING EXPENSES
42060100 OTHER EXPENSES
42060102	CONTRACTUAL FINES	-13,285.73
42060113	INDEMNITIES	373.2
42060114	TAXES AND CONTRIBUTIONS	272,786.37
42060117	EQUIPMENT STOPPAGES	2,207,694.20
42060118	PROV. FOR INVENTORY LOSSES	-1,293,705.52
42060190	NON-RECURRING EXPENSES	1,595,282.62
42060199	OTHER EXPENSES	3,072,429.86
TOTAL OTHER EXPENSES		5,841,575.00
42060200 EXPENSES WITH PROVISIONS
42060202	PROV. FOR CIVIL CONTINGENCIES	4,994,053.63
42060204	PROV. FOR LABOR CONTINGENCIES	8,963,544.35
42060207	REVERSAL OF PROV. FOR TAX CONTINGENCIES	-768,940.45
42060208	REVERSAL OF PROV. FOR CIVIL CONTINGENCIES	-7,136,810.48
42060210	REVERSAL OF PROV. FOR LABOR CONTINGENCIES	-8,107,706.23
42060213	LABOR CONTINGENCIES PAID	2,564,510.67
42060214	CIVIL CONTINGENCIES PAID	2,150,073.61
42060215	TAX CONTINGENCIES PAID	817.8
42060232	JUDICIAL DEPOSITS	6,149.27
TOTAL EXPENSES WITH PROVISIONS		2,665,692.17
TOTAL OTHER OPERATING EXPENSES		8,507,267.17
33030000 OTHER OPERATING INCOME
33030102	CONTRACTUAL FINES	-101,796.07
33030104	INDEMNIFICATION FOR DAMAGES CAUSED IN MATERIALS	-237,974.07
33030105	LAWSUITS - ASSESSMENT	-14,470.00
33030190	NON-RECURRING REVENUE	-127,046.69
TOTAL OTHER OPERATING INCOME		-481,286.83
4DRNOP NON-OPERATING EXPENSES/INCOME, NET
44010000 NON-OPERATING EXPENSES
44010100 EQUITY LOSSES
44010105	NET VALUE OF WRITTEN-OFF ASSETS	158,913.85
44010108	PROV. FOR PROBABLE LOSS IN THE REALIZATION OF PROPERTY, PLANT AND EQUIPMENT	2,746,661.03
TOTAL EQUITY LOSSES		2,905,574.88
TOTAL NON-OPERATING EXPENSES		2,905,574.88
35010000 NON-OPERATING INCOME
35010100 EQUITY GAINS
35010101	REVENUE FROM ASSET TRANSACTIONS	-7,272.54
TOTAL EQUITY GAINS		-7,272.54
TOTAL NON-OPERATING INCOME		-7,272.54
TOTAL NON-OPERATING EXPENSES/INCOME, NET		2,898,302.34
TOTAL OTHER OPERATING EXPENSES/INCOME		10,924,282.68

COMPANHIA METALÚRGICA PRADA
(Amounts in R$)

		Balance on 8/31/2013
4RFL NET FINANCIAL RESULT
42030000 FINANCIAL EXPENSES
42031200 OTHER FINANCIAL CHARGES
42031201	INTEREST ON ARREARS	37,518.25
42031203	COMPENSATORY FINES AND INTEREST	200,647.20
42031206	EXPENSES WITH FINANCIAL TRANSACTIONS	2,921.79
42031208	PROV. FOR LOSSES - ELETROBRAS	28,996.85
42031212	DISCOUNTS GRANTED	27.08
42031214	BANK EXPENSES	103,231.78
42031216	IOF TAX ON FINANCIAL TRANSACTIONS	3,809.55
42031220	OTHER FINANCIAL EXPENSES	64,131.62
42031230	BANK GUARANTEE COMMISSIONS	107,297.92
42031233	NON-DEDUCTIBLE FINES	1,339.95
42031253	PROV. FOR LETTER OF GUARANTEE COMMISSIONS	45,303.57
TOTAL OTHER FINANCIAL CHARGES		595,225.56
TOTAL FINANCIAL EXPENSES		595,225.56
42040000 MONETARY/EXCHANGE LOSSES
420400 MONETARY LOSSES
42040300 MONET. VAR.-OTHER LIABILITIES
42040301	MONET. VAR. - TAXES	73,744.23
42040303	MONET. VAR. - NATIONAL SUPPLIERS	407.91
42040305	MONET. VAR. - ENTITIES	0.01
42040306	MONET. VAR. - FINANCIAL INSTITUTIONS	-15.06
42040312	MONET. RESTATEMENT - CONTINGENCIES	410,523.10
TOTAL MONET. VAR.- OTHER LIABILITIES		484,660.19
TOTAL MONETARY LOSSES		484,660.19
42050000 EXCHANGE LOSSES
42050500 EXCHANGE VARIATION - OTHER LIABILITIES
42050503	EXCHANGE VAR. - FOREIGN SUPPLIERS	1,588.06
TOTAL EXCHANGE VAR. - OTHER LIABILITIES		1,588.06
TOTAL EXCHANGE LOSSES		1,588.06
TOTAL MONETARY/EXCHANGE LOSSES		486,248.25
33010000 FINANCIAL INCOME
33010100 FINANCIAL INVESTMENTS
33010102	THIRD-PARTY FINANCIAL INVESTMENTS	-205,249.43
TOTAL FINANCIAL INVESTMENTS		-205,249.43
33010200 OTHER
33010211	INTEREST ON BANK BALANCES	-3,423.14
33010215	DISCOUNTS OBTAINED	-25,012.23
33010216	INTEREST OBTAINED - CLIENTS	-145,921.71
33010217	INTEREST AND FINES RECEIVABLE	-58,848.07
33010219	RESTATEMENT OF JUDICIAL DEPOSITS	845.21
33010252	DIVIDENDS RECEIVED	-1,455.49
33010253	INTERCOMPANY CHARGES	-2,822,040.98
33010254	INTEREST ON EQUITY - RECEIVED	-3,914.65
TOTAL OTHER		-3,059,771.06
TOTAL FINANCIAL INCOME		-3,265,020.49
33020000 MONETARY/EXCHANGE GAINS
33020100 MONETARY GAINS
33020103	JUDICIAL DEPOSITS	-10,663.09
33020105	JUD. DEP. RESTATEMENT - ONGOING LAWSUITS	14,140.25
TOTAL MONETARY GAINS		3,477.16
TOTAL MONETARY/EXCHANGE GAINS		3,477.16
TOTAL NET FINANCIAL RESULT		-2,180,069.52
4PCC INTEREST IN SUBSIDIARIES AND ASSOCIATED COMPANIES
33040100 GAINS AND LOSSES ON EQUITY METHOD
33040187	CIA. BRASILEIRA DE LATAS - CBL	-3,139,598.73
TOTAL GAINS AND LOSSES ON EQUITY METHOD		-3,139,598.73
TOTAL INTEREST IN SUBSIDIARIES AND ASSOCIATED COMPANIES		-3,139,598.73
TOTAL OPERATING EXPENSES/INCOME		64,942,824.96
TOTAL OPERATING PROFIT		24,514,897.42

PROFIT/LOSS BEFORE INCOME TAX/SOCIAL CONTRIBUTION		24,514,897.42

37010101 PROFIT/LOSS FOR THE YEAR		-24,514,897.42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 25, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.